UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                      DEKALB Energy Company
                        (Name of Issuer)

               Class A Common Stock, No Par Value
                 (Title of Class of Securities)

                           244874 20 2
                         (CUSIP Number)

        Douglas C. Roberts, DEKALB Genetics Corporation,
              DeKalb, Illinois 50115 (815) 758-3461
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                         March 4, 1994
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
CUSIP No. 244874 20 2                           Page 2 of 8 Pages


     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Douglas C. Roberts
          ###-##-####

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*   (a)
                                                            (b) x

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

          00

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              __

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


                    7    SOLE VOTING POWER

                         179,152
   NUMBER OF
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              -0-
     EACH
   REPORTING        9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                179,152

                   10    SHARED DISPOSITIVE POWER

                         -0-

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          277,976

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                      __

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.9%

     14   TYPE OF REPORTING PERSON*

          IN

SEE INSTRUCTIONS BEFORE FILLING OUT!  INCLUDE BOTH SIDES OF THE
OVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                Page 3 of 8 Pages

                          Introduction


          This Amendment No. 2 amends the Schedule 13D filed by Douglas C. Roberts on June 9, 1989, as amended by Amendment No. 1 thereto filed on January 26, 1990. This Amendment No. 2 reports, among other things, that (i) Douglas C. Roberts has transferred 70,000 of the shares of Class A Common Stock of DEKALB Energy Company, a Delaware corporation ("Energy"), held by him to trusts of which has wife, Lynne Roberts, is the trustee, (ii) Douglas C. Roberts and Lynne Roberts are filing a Schedule 13D (the "New
Schedule 13D") to report the beneficial ownership of shares beneficially owned by them and (iii) because the New Schedule 13D includes all of the shares of Class A Common Stock of Energy reported by this Schedule 13D, no further amendments to this
Schedule 13D will be made and reference should be made to New
Schedule 13D for a description of the holdings of Douglas C. Roberts and other related matters. Pursuant to Item 101(a)(ii) of Regulation S-T of the Securities and Exchange Commission, this Amendment No. 2 restates the text of the Schedule 13D filing, other than previously filed paper exhibits to such Schedule 13D filing and other than portions of such text which have been superseded by an amendment to such Schedule 13D filing.


Item 1.  Security and Issuer.

          This statement relates to the Class A Common Stock, No
Par Value, of Energy. The principal executive offices of Energy are located at 700 9th Avenue, S.W., South Tower, Calgary,
Alberta, Canada T2P 3V4.


Item 2.  Identity and Background.

          This statement is filed by Douglas C. Roberts to report the beneficial ownership of shares of Class A Common Stock of Energy. Douglas C. Roberts is a United States citizen whose address is 1449 Janet Street, Sycamore, Illinois 60178.

          Douglas C. Roberts is the Director, U.S. Business Units of DEKALB Genetics Corporation ("Genetics") and is also a member of the Board of Directors of Genetics. Genetics was a wholly-owned subsidiary of Energy prior to the pro rata distribution on August 31, 1988 of all of the outstanding shares of capital stock of Genetics to the stockholders of Energy. The principal business of Genetics is the research, development, production and sale of agricultural seed, swine and poultry breeding stock. The principal executive offices of Genetics are located at 3100 Sycamore Road, DeKalb, Illinois 60115.

          During the last five years Douglas C. Roberts has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years he has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                                                Page 4 of 8 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

          149,133 of the shares of Class A Common Stock of Energy reported in this statement were acquired as part of distributions to Douglas C. Roberts on June 1, 1989 from certain trusts which terminated on that date. No consideration was paid by Douglas C. Roberts for the receipt of such shares of Class A Common Stock of Energy.

          Each of Mary R. Roberts and Charles C. Roberts, as trustees of such terminated trusts, previously beneficially owned and shared voting and investment power with respect to the shares described above in this Item 3. In addition, Thomas H. Roberts, Jr. shared investment power with respect to such shares. Charles
C. Roberts is the husband of Mary R. Roberts and the father of Douglas C. Roberts. Mary R. Roberts is the wife of Charles C. Roberts and the mother of Douglas C. Roberts. Thomas H. Roberts, Jr. is the brother of Mary R. Roberts and the uncle of Douglas C. Roberts.

          Prior to the acquisitions described above in this Item 3, Douglas C. Roberts beneficially owned 74,783 shares of Class A Common Stock of Energy. On June 1, 1989, Douglas C. Roberts gave 1,702 shares of Class A Common Stock of Energy to trusts of which his children are the beneficiaries.

          On September 27, 1989, Douglas C. Roberts acquired beneficial ownership of 20,400 shares of Class A Common Stock of Energy as a result of a gift of 6,800 of such shares by Mary R. Roberts to a trust for the benefit of a child of Douglas C. Roberts and gifts of 13,600 of such shares by Charles C. Roberts to trusts for the benefit of children of Douglas C. Roberts. Douglas C. Roberts is the trustee of such trusts. On January 8, 1990, Douglas C. Roberts acquired beneficial ownership of 2,460 shares of Class A Common Stock of Energy as a result of a gift by Mary R. Roberts of 615 of such shares to a trust of which Douglas
C. Roberts is the beneficiary and trustee and gifts by Mary R. Roberts of 1,845 of such shares to trusts for the benefit of the children of Douglas C. Roberts. Lynne Roberts, the wife of Douglas C. Roberts, is the trustee of such trusts. No consideration was paid for the receipt of the shares described in this paragraph.

          On January 26, 1990, Douglas C. Roberts acquired beneficial ownership of 12,821 shares of Class A Common Stock of Energy in an exchange with Mary R. Roberts in which Douglas C. Roberts exchanged 12,821 shares of Class B (non-voting) Common Stock of Energy for such 12,821 shares of Class A Common Stock.

                                                Page 5 of 8 Pages

          On January 3, 1991, Douglas C. Roberts acquired beneficial ownership of 4,130 shares of Class A Common Stock of Energy as a result of a gift by Charles C. Roberts and Mary R. Roberts of 826 of such shares to a trust of which Douglas C. Roberts is the beneficiary and trustee; a gift by Charles C. Roberts and Mary R. Roberts to Lynne Roberts of 826 of such shares; and gifts by Charles C. Roberts and Mary R. Roberts of 2,478 of such shares to trusts for the benefit of the children of Douglas C. Roberts. Lynne Roberts, is the trustee of such trusts. No consideration was paid for the receipt of the shares described in this paragraph.

          On January 17, 1994, Douglas C. Roberts acquired beneficial ownership of 7,250 shares of Class A Common Stock of Energy as a result of a gift by Charles C. Roberts and Mary R. Roberts of 1,450 of such shares to a trust of which Douglas C. Roberts is the beneficiary and trustee; a gift by Charles C. Roberts and Mary R. Roberts to Lynne Roberts of 1,450 of such shares; and gifts by Charles C. Roberts and Mary R. Roberts of 4,350 of such shares to trusts for the benefit of the children of Douglas C. Roberts. Lynne Roberts is the trustee of such trusts. No consideration was paid for the receipt of the shares described in this paragraph.

          On March __, 1994, Douglas C. Roberts transferred 70,000 shares of Class A Common Stock of Energy to trusts of which Lynne Roberts is the trustee. The beneficiaries of such trusts are Douglas C. Roberts and the children of Douglas C. Roberts and Lynne Roberts. No consideration was paid for the transfer of the shares described in this paragraph.


Item 4.  Purpose of Transaction.

          Douglas C. Roberts is holding all the shares of Class A Common Stock of Energy reported hereby for investment. As described in the Introduction above, because the New Schedule 13D includes all of the shares of Class A Common Stock of Energy reported by this Schedule 13D, no further amendments to this
Schedule 13D will be made and reference should be made to the New
Schedule 13D for a description of the holdings of Douglas C. Roberts and other related matters.

                                                Page 6 of 8 Pages

Item 5.  Interest in Securities of the Issuer.

          (a)  At the date hereof, Douglas C. Roberts
beneficially owned 277,976 shares of Class A Common Stock of Energy, which represented approximately 11.9% of the issued and outstanding shares of Class A Common Stock of Energy at the date hereof. Douglas C. Roberts holds title to 158,752 of such shares as trustee of a trust of which he is the beneficiary, and holds title to 20,400 of such shares as trustee of trusts of which his children are the beneficiaries. 96,548 shares of Class A Common Stock of Energy which are reported in this statement are held by trusts of which Douglas C. Roberts and/or his children are the beneficiaries, and of which Lynne Roberts is the trustee. The remaining 2,276 shares of Class A Common Stock of Energy reported in this statement are held by Lynne Roberts. As described in the Introduction above, because the New Schedule 13D includes all of the shares of Class A Common Stock of Energy reported by this
Schedule 13D, no further amendments to this Schedule 13D will be made and reference should be made to the New Schedule 13D for a description of the holdings of Douglas C. Roberts and other related matters.

          (b) At the date hereof, Douglas C. Roberts had sole voting and investment power with respect to 179,152 of the shares of Class A Common Stock of Energy reported herein. Lynne Roberts has sole voting and investment power with respect to the remaining 98,824 shares of Class A Common Stock of Energy reported herein.

          (c) The only transactions during the past sixty days in the Class A Common Stock of Energy by Douglas C. Roberts are described in Item 3 above.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Class A Common Stock reported herein, except that as described in the New Schedule 13D, Lynne Roberts and the children of Douglas C. Roberts and Lynne Roberts have an economic interest in certain of such shares.

          (e) Although Douglas C. Roberts will continue to beneficially own more than 5% of the Class A Common Stock of Energy, as described in the Introduction above, because the New
Schedule 13D includes all of the shares of Class A Common Stock of Energy reported in this Schedule 13D, no further amendments to this Schedule 13D will be made and reference should be made to the New Schedule 13D for a description of the holdings of Douglas
C. Roberts and other related matters.

                                                Page 7 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.


Item 7.  Material to Be Filed as Exhibits.

          None.

                                                Page 8 of 8 Pages

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 4, 1994



/s/ Douglas C. Roberts
Douglas C. Roberts